                                                                    EXHIBIT 99.2

                                 LOAN AGREEMENT

     This Loan Agreement (this "AGREEMENT") is dated as of September 8, 2008, between Metalink Ltd., an Israeli corporation (the "COMPANY"), and each lender identified on the signature pages hereto (each, including its successors and assigns, a "LENDER" and collectively the "LENDERS").

     WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to borrow and, each Lender, severally and not jointly, desires to lend the Company, an aggregate of up to $8,000,000 as more fully described in this Agreement.

     WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the Securities Act of
1933, as amended (the "SECURITIES ACT"), in consideration of such loans from the
Lenders, the Company desires to issue to each Lender, the common stock purchase warrants, as more fully described in this Agreement.

     NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this
Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Lender agree as follows:

                                    ARTICLE I.
                                   DEFINITIONS

     1.1 DEFINITIONS. In addition to the terms defined elsewhere in this
Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

          "ACQUIRING PERSON" shall have the meaning ascribed to such in Section
     4.5.

          "ACTION" shall have the meaning ascribed to such term in Section
     3.1(j).

          "AFFILIATE" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule
     405 under the Securities Act.

          "BOARD OF DIRECTORS" means the board of directors of the Company.

          "BUSINESS DAY" means any day except Saturday, Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York or Israel are authorized or required by law or other governmental action to close.

          "CLOSING(S)" means the closing(s) of the transaction pursuant to
     Section 2.1 and any reference to "Closing" or "Closings" shall be construed to include the First Closing and the Second Closing unless only one such closing is expressly referred to.

          "CLOSING DATES" means, collectively, the First Closing Date and the
     Second Closing Date.

          "CLOSING STATEMENT" means the Closing Statement in the form ANNEX A attached hereto.

          "COMMISSION" or "SEC" means the United States Securities and Exchange
     Commission.

          "COMMON STOCK" means the ordinary shares, NIS 0.1 par value per share of the Company, and any other class of securities into which such securities may hereafter be reclassified or changed into.

          "COMMON STOCK EQUIVALENTS" means any securities of the Company or the
     Subsidiaries which would entitle the holder thereof to acquire at any time
     Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

          "COMPANY COUNSEL" means (i) Greenberg Traurig LLP, the Company's U.S.
     counsel, with offices located at 3290 Northside ParkwayAtlanta, GA 30327
     ("COMPANY U.S. COUNSEL") and (ii) the Company's Israeli counsel, Goldfarb,
     Levy, Eran, Meiri, Tzafrir & Co., with offices located at 2 Weizmann Street
     Tel Aviv 64239, Israel ("COMPANY ISRAELI COUNSEL").

          "DISCLOSURE SCHEDULES" means the Disclosure Schedules of the Company delivered concurrently herewith.

          "DISCUSSION TIME" shall have the meaning ascribed to such term in
     Section 3.2(e).

          "EVALUATION DATE" shall have the meaning ascribed to such term in
     Section 3.1(r).

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "EXEMPT ISSUANCE" means the issuance of (a) shares of Common Stock or options (including shares issued pursuant to the exercise of such options)
     to employees, officers, directors or bona fide consultants of the Company
     (or any of its Subsidiaries) pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the
     Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of or as payment of interest on any Securities or Notes issued hereunder or upon exercise of warrants issued to the placement agent specified in the Prospectus Supplement, pursuant to the anti-dilution provisions contained within such securities and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this
     Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise, exchange or conversion price of such securities, (c)
     securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) Common Stock or Common Stock Equivalents in conjunction with any stock split, stock dividend or recapitalization of the Company,
     (e) securities in lieu of cash payments for engineering or design services, materials, production management or similar services, provided that such securities are not and will not be registered on a registration statement, provided, that such issuances after the date hereof shall not be in an aggregate amount greater than 5% of the Company's issued and outstanding shares of Common Stock outstanding on the date hereof, (f) securities in connection with the settlement of pending or threatened litigation or similar proceeding, and provided that such securities are not and will not be registered on a registration statement, provided, that such issuances after the date hereof shall not be in an aggregate amount greater than 5%
     of the Company's issued and outstanding shares of Common Stock outstanding on the date hereof, and (g) securities in connection with underwritten public offerings of the Company's securities.

          "FWS" means Feldman Weinstein & Smith LLP with offices located at 420
     Lexington Avenue, Suite 2620, New York, New York 10170-0002.

          "GAAP" shall have the meaning ascribed to such term in Section 3.1(h).

          "INDEBTEDNESS" shall have the meaning ascribed to such term in Section
     3.1(z).

          "INTELLECTUAL PROPERTY RIGHTS" shall have the meaning ascribed to such term in Section 3.1(o).

          "ISRAELI SECURITY AGREEMENT" means the Security Agreement, dated the date hereof, among the Company, its Subsidiaries and the Lenders, in the
     Form of EXHIBIT E.

          "ISA" means the Israel Securities Authority established under the
     Securities Law 5728-1968.

          "LENDER PARTY" shall have the meaning ascribed to such term in Section
     4.8.

          "LIENS" means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other similar restriction.

          "MATERIAL ADVERSE EFFECT" shall have the meaning assigned to such term in Section 3.1(b).

          "MATERIAL PERMITS" shall have the meaning ascribed to such term in
     Section 3.1(m).

          "MAXIMUM RATE" shall have the meaning ascribed to such term in Section
     5.17.

          "NOTES" means the 10% Senior Secured Promissory Notes due, subject to the terms therein, one year from the First Closing Date, issued by the
     Company to the Lenders hereunder, in the form of EXHIBIT A attached hereto.

          "PARTICIPATION MAXIMUM" shall have the meaning ascribed to such term in Section 4.13(a).

          "PERSON" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

          "PRE-NOTICE" shall have the meaning ascribed to such term in Section
     4.13(b).

          "PRO RATA PORTION" shall have the meaning ascribed to such term in
     Section 4.13(e).

          "PROCEEDING" means an action, claim, suit, investigation or proceeding
     (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

          "PROSPECTUS" means the final prospectus filed for the Registration
     Statement.

          "PROSPECTUS SUPPLEMENT" means the supplement to the Prospectus complying with Rule 424(b) of the Securities Act that is filed with the
     Commission and delivered by the Company to each Lender at the applicable
     Closing.

          "REGISTRATION STATEMENT" means the effective registration statement with Commission file No. 333-152119 which registers the issuance of the
     Warrants and the Warrant Shares to the Lenders.

          "REQUIRED APPROVALS" shall have the meaning ascribed to such term in
     Section 3.1(e).

          "RULE 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

          "SEC REPORTS" shall have the meaning ascribed to such term in Section
     3.1(h).

          "SECURITIES" means the Warrants and the Warrant Shares.

          "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "SECURITY AGREEMENT" means the US Security Agreement, dated the date hereof, among the Company and the Lenders, in the form of EXHIBIT C attached hereto and the Israeli Security Agreement, dated the date hereof, among the Company and the Lenders, in the form of EXHIBIT E attached hereto.

          "SECURITY DOCUMENTS" shall mean the Security Agreement, the Subsidiary
     Guarantees, the Israeli Security Agreement and any other documents and filing required thereunder in order to grant the Lenders a first priority security interest in the assets of the Company and the Subsidiaries as provided in the Security Agreement and Israeli Security Agreement,
     including all UCC-1 filing receipts.

          "SHORT SALES" means all "short sales" as defined in Rule 200 of
     Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

          "LOAN AMOUNT" means, as to each Lender, the aggregate amount loaned by such Lender to the Company pursuant to the Notes as specified below such
     Lender's name on the signature page of this Agreement and next to the heading "Loan Amount," in United States dollars and in immediately available funds.

          "SUBSEQUENT FINANCING" shall have the meaning ascribed to such term in
     Section 4.13(a).

          "SUBSEQUENT FINANCING NOTICE" shall have the meaning ascribed to such term in Section 4.13(b).

          "SUBSIDIARY" means any subsidiary of the Company as set forth on
     SCHEDULE 3.1(A), and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

          "SUBSIDIARY GUARANTEE" means the Subsidiary Guarantee, dated the date hereof, by each Subsidiary in favor of the Lenders, in the form of EXHIBIT
     D attached hereto.

          "TRADING DAY" means a day on which the New York Stock Exchange is open for trading.

          "TRADING MARKET" means the following markets or exchanges on which the
     Common Stock is listed or quoted for trading on the date in question: the
     American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global
     Market, the Nasdaq Global Select Market, the New York Stock Exchange, the
     OTC Bulletin Board or the Tel Aviv Stock Exchange ("TASE").

          "TRANSACTION DOCUMENTS" means this Agreement, the Warrants, the Notes, the Israeli Security Agreement, the U.S. Security Agreement, the Subsidiary
     Guarantee and any other documents or agreements executed in connection with the transactions contemplated hereunder.

          "TRANSFER AGENT" means American Stock Transfer & Trust Company , the current transfer agent of the Company, with a mailing address of 59 Maiden
     Lane, New York, N.Y. 10038 and a facsimile number of 718-921-8334, and any successor transfer agent of the Company.

          "VARIABLE RATE TRANSACTION" shall have the meaning ascribed to such term in Section 4.14(b).

          "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the
     Common Stock for such date (or the nearest preceding date) on the Trading
     Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York
     City time) to 4:02 p.m. (New York City time); (b) if the OTC Bulletin Board is not the then Trading Market, the volume weighted average price of the
     Common Stock for such date (or the nearest preceding date) on the OTC
     Bulletin Board; (c) if the Common Stock is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of
     Common Stock as determined by an independent appraiser selected in good faith by the Lenders of a majority in interest of the Shares then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

          "WARRANTS" means, collectively, the Common Stock purchase warrants delivered to the Lenders at the applicable Closing in accordance with
     Section 2.2(a) hereof, which Warrants shall be exercisable immediately and have a term of exercise equal to 5 years, in the form of EXHIBIT B attached hereto.

          "WARRANT SHARES" means the shares of Common Stock issuable upon exercise of the Warrants.

                                   ARTICLE II.
                                LOAN AND ISSUANCE

     2.1 CLOSING. On each Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to borrow, and the Lenders, severally and not jointly, agree to extend loans, up to an aggregate of
$8,000,000 in principal amount represented by the Notes, and the Company shall issue Warrants as described in Sections 2.2 below. Each Lender shall deliver to the Company via wire transfer or a certified check of immediately available funds equal to its Loan Amount as to the applicable Closing (as set forth on such Lender's signature page to this Agreement) and the Company shall deliver to each Lender its respective Note and a Warrant, as determined pursuant to Section
2.2(a), and the Company and each Lender shall deliver the other items set forth in Section 2.2 deliverable at each Closing. The Closings shall take place in two stages as set forth below (respectively, the "First Closing" and the "Second
Closing"). Upon satisfaction of the covenants and conditions set forth in
Sections 2.2 and 2.3, each Closing shall occur at the offices of FWS or such other location as the parties shall mutually agree.

          (a) FIRST CLOSING. The First Closing shall be for $3,500,000 and shall occur on, or as soon as reasonably practicable following, the date hereof.

          (b) SECOND CLOSING. The Second Closing shall be for up to $4,500,000 and shall occur within 5 Business Days following written notice from the
     Company to the Lenders with respect thereto (which notice shall set forth the total amount determined to be drawn by the Company and the applicable
     Loan Amount) (the "SECOND CLOSING NOTICE"); provided that such Second
     Closing Notice is delivered (i) not prior to 80 days after the First
     Closing Date and (ii) not later than 110 days after the First Closing Date, and provided further that (i) the conditions set forth in Section 2.3 herein have been satisfied and (ii) each Lender shall have delivered such
     Lender's Loan Amount for the Second Closing to the Company. For the sake of clarity, the Company has sole discretion as to whether to deliver the
     Second Closing Notice.

     2.2 DELIVERIES.

          (a) On or prior to each Closing Date (except as noted), the Company shall deliver or cause to be delivered to each Lender the following:

               (i) as to the First Closing only, this Agreement duly executed by the Company;

               (ii) a duly certified copy of the resolutions of the Board of
          Directors of the Company approving the Transaction Documents in form and substance reasonably acceptable to the Lenders;

               (iii) a legal opinion of Company U.S. Counsel and Company Israeli
          Counsel, substantially in the forms of EXHIBIT B-1 and EXHIBIT B-2 attached hereto, respectively;

               (iv) as to the First Closing, a Warrant registered in the name of such Lender to purchase up to a number of shares of Common Stock equal to such Lender's pro-rata portion (based on such Lender's Loan Amount hereunder and the aggregate Loan Amount of all Lenders) of 1,000,000 shares, with an exercise price equal to $0.01, subject to adjustment therein;

               (v) as to the First Closing, a Warrant registered in the name of such Lender to purchase up to a number of shares of Common Stock equal to such Lender's pro-rata portion (based on such Lender's Loan Amount hereunder and the aggregate Loan Amount of all Lenders) of 1,000,000 shares, with an exercise price equal to $0.50, subject to adjustment therein;

               (vi) as to the Second Closing, a Warrant registered in the name of such Lender to purchase up to a number of shares of Common Stock equal to such Lender's pro-rata portion (based on the amount actually drawn by the Company of the $4,500,000 maximum amount borrowable and such Lender's Loan Amount hereunder and the aggregate Loan Amount of all Lenders) of 1,870,000 shares, with an exercise price equal to
          $0.01, subject to adjustment therein;

               (vii) as to the Second Closing, a Warrant registered in the name of such Lender to purchase up to a number of shares of Common Stock equal to such Lender's pro-rata portion (based on such Lender's Loan
          Amount hereunder and the aggregate Loan Amount of all Lenders) of
          330,000 shares, with an exercise price equal to $0.50, subject to adjustment therein;

               (viii) as to the First Closing, the Security Agreement, duly executed by the Company and each applicable Subsidiary, along with all of the Security Documents, including the Subsidiary Guarantee, duly executed by the parties thereto;

               (ix) a Note with a principal amount equal to such Lender's Loan
          Amount (in the applicable Closing), registered in the name of such
          Lender; and

               (x) the Prospectus and Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act) as to the Warrants.

          (b) On or prior to each Closing Date (except as noted), each Lender shall deliver or cause to be delivered to the Company the following:

               (i) as to the First Closing, this Agreement duly executed by such
          Lender;

               (ii) such Lender's Loan Amount as to the applicable Closing by wire transfer to the account as specified in writing by the Company;

               (iii) as to the First Closing, the Security Agreement duly executed by each Lender; and

               (iv) each non-Israeli Lender who will, upon exercise of the
          Warrant, beneficially own more than 5% of the Company's outstanding shares shall deliver to the Company an executed undertaking towards the Office of the Chief Scientist of the Israeli Ministry of Industry,
          Trade & Labor in the form of EXHIBIT G attached hereto.

     2.3 CLOSING CONDITIONS.

          (a) The obligations of the Company hereunder in connection with the
     Closings are subject to the following conditions being met or waived by the company:

               (i) the accuracy in all material respects on each Closing Date of the representations and warranties of the Lenders contained herein;

               (ii) all obligations, covenants and agreements of each Lender required to be performed at or prior to the applicable Closing Date shall have been performed; and

               (iii) the delivery by each Lender of the items set forth in
          Section 2.2(b) of this Agreement.

          (b) The respective obligations of the Lenders hereunder in connection with the Closings are subject to the following conditions being met or waived by each Lender:

               (i) the accuracy in all material respects on each Closing Date of the representations and warranties of the Company contained herein, provided however, that representations and warranties that are made as of a particular date or period shall be accurate only as of such date or period;

               (ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the applicable Closing Date shall have been performed;

               (iii) the Israeli Security Agreement shall be reasonably
          acceptable in form and substance to Lenders;

               (iv) the delivery by the Company of the items set forth in
          Section 2.2(a) of this Agreement;

               (v) the Registration Statement shall have been declared effective by the Commission and remained effective through the First Closing (as to the First Closing) or Second Closing (as to the Second Closing);

               (vi) as to the Second Closing only, such Closing shall occur not prior to 80 days after the First Closing Date and not later than 110 days after the First Closing Date;

               (vii) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

               (viii) from the date hereof to the applicable Closing Date, trading in the Common Stock shall not have been suspended by the
          Commission or the Company's principal Trading Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the applicable Closing), and, at any time prior to the applicable Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of each Lender, makes it impracticable or inadvisable to extend the loans evidenced by the Notes at the applicable Closing.

                                  ARTICLE III.
                         REPRESENTATIONS AND WARRANTIES

     3.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosure contained in the corresponding section of the
Disclosure Schedules (unless it is reasonably apparent from the disclosure made that a qualification is being made to other sections), the Company hereby makes the following representations and warranties to each Lender:

          (a) SUBSIDIARIES. All of the direct and indirect subsidiaries of the
     Company are set forth on SCHEDULE 3.1(A). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each
     Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, then all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

          (b) ORGANIZATION AND QUALIFICATION. The Company and each of the
     Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and, where such concept is applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, memorandum of association, or bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and, where such concept is applicable, is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in:
     (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document, provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect: (A) any change in the Company's stock price or trading volume in and of itself (but not excluding the underlying cause of any such change pursuant to this clause (A)); (B) any change or effect that results from changes, events or circumstances affecting general economic conditions (which changes, events or circumstances do not disproportionately affect the Company); or (C) any change or effect that results from any action or inaction taken by the
     Lenders (any of (i), (ii) or (iii), a "MATERIAL ADVERSE EFFECT") and , to
     the Company's knowledge, no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

                                       10

          (c) AUTHORIZATION; ENFORCEMENT. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further action is required by the Company, the
     Board of Directors or the Company's stockholders in connection therewith other than in connection with the Required Approvals. Each Transaction
     Document to which it is a party has been (or upon delivery will have been)
     duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally,
     (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii)
     insofar as indemnification and contribution provisions may be limited by applicable law.

          (d) NO CONFLICTS. The execution, delivery and performance by the
     Company of the Transaction Documents, the issuance and sale of the Notes, the Securities and the consummation by it to which it is a party of the other transactions contemplated hereby and thereby do not and will not (i)
     conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, memorandum of association, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation
     (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any
     Subsidiary is bound or affected, or (iii) subject to obtaining the Required
     Approvals and assuming the accuracy of the representations made in Section
     3.2, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject
     (including US federal and state and Israeli securities laws and regulations), or by which any property or asset of the Company or a
     Subsidiary is bound or affected; except in the case of each of clauses (ii)
     and (iii), such as could not have or reasonably be expected to result in a
     Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Trading Markets and has no knowledge of any facts or circumstances currently existing with respect to the Company that would reasonably lead to delisting or suspension of the Common Stock by the
     Trading Markets in the foreseeable future. In the past 2 years: (a) trading in the Common Stock has not been suspended by the SEC, the ISA or any
     Trading Market, and (b) the Company has received no communication, written or oral, from the SEC, the ISA or any Trading Market regarding the suspension or delisting of the Common Stock from the applicable Trading
     Markets.

                                       11

          (e) FILINGS, CONSENTS AND APPROVALS. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other Israeli, US federal, state, local or other domestic or foreign governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.4 of this Agreement, (ii) the filing with the Commission of the Prospectus Supplement, (iii) application(s) to each applicable Trading Market for the listing of the Warrant Shares for trading thereon in the time and manner required thereby; and (iv) such filings as are required to be made under applicable state securities laws
     (collectively, the "REQUIRED APPROVALS").

          (f) ISSUANCE OF THE SECURITIES; REGISTRATION. The Warrants are duly authorized and, when issued and paid for in accordance with the applicable
     Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The
     Warrant Shares, when issued in accordance with the terms of the Warrants, will be validly issued, fully paid and nonassessable, free and clear of all
     Liens imposed by the Company. The Company has reserved from its duly authorized capital stock the maximum number of shares of Common Stock issuable pursuant to the Warrants. The Company has prepared and filed the
     Registration Statement in conformity with the requirements of the
     Securities Act, which became effective on August 26, 2008 (the "EFFECTIVE
     DATE"), including the Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement. The
     Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration
     Statement or suspending or preventing the use of the Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the
     Commission. The Company, if required by the rules and regulations of the
     Commission, proposes to file the Prospectus, with the SEC pursuant to Rule
     424(b). At the time the Registration Statement and any amendments thereto became effective, at the date of this Agreement and at each Closing Date, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus and any amendments or supplements thereto, at time the Prospectus or any amendment or supplement thereto was issued and at each Closing Date, conformed and will conform in all material respects to the requirements of the Securities
     Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                       12

          (g) CAPITALIZATION. The capitalization of the Company is as set forth on SCHEDULE 3.1(G), which SCHEDULE 3.1(G) shall also include the number of shares of Common Stock owned, to the knowledge of the Company, beneficially, and of record, by Affiliates of the Company as of the date hereof. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise or grant of employee stock options under the Company's stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company's employee stock purchase plans and pursuant to the conversion and/or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act.
     No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except for the Warrants or as
     set forth in SCHEDULE 3.1(G), there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any
     Subsidiary is or may become bound to issue additional shares of Common
     Stock or Common Stock Equivalents. The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Lenders) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all US federal and state and Israeli securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

          (h) SEC REPORTS; FINANCIAL STATEMENTS. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and the Prospectus
     Supplement, being collectively referred to herein as the "SEC REPORTS") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates (or if amended or superseded, as of the date of such amendment or superseded filing), the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to
     Rule 144(i) under the Securities Act. The financial statements of the
     Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the
     Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the
     Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and, as to the annual reports only, cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

                                       13

          (i) MATERIAL CHANGES; UNDISCLOSED EVENTS, LIABILITIES OR DEVELOPMENTS.
     Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC
     Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the
     Company's financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting (other than as required by GAAP or applicable laws and disclosed in such financial statements), (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this
     Agreement or as set forth on SCHEDULE 3.1(I), no event, liability or development has occurred or exists with respect to the Company or its
     Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

          (j) LITIGATION. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the
     Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an "ACTION") which (i)
     adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a
     Material Adverse Effect. Neither the Company nor any Subsidiary, nor any
     director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under US federal or state or
     Israeli securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission and/or ISA involving the
     Company or any current or former director or officer of the Company.
     Neither the Commission nor ISA has issued any stop order or other order suspending the effectiveness of any registration statement filed by the
     Company or any Subsidiary under the Exchange Act or the Securities Act.

                                       14

          (k) LABOR RELATIONS. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material
     Adverse Effect. None of the Company's or its Subsidiaries' employees is a member of a union that relates to such employee's relationship with the
     Company or such Subsidiary, and neither the Company nor any of its
     Subsidiaries is a party to a collective bargaining agreement, and the
     Company and its Subsidiaries believe that their relationships with their employees are good. No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued
     employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all Israeli and U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours and the Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to its employees, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (l) COMPLIANCE. Neither the Company nor any Subsidiary: (i) is in
     default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any
     Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

          (m) REGULATORY PERMITS. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect ("MATERIAL PERMITS"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

          (n) TITLE TO ASSETS. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the
     Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the
     Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance in all material respects.

                                       15

          (o) PATENTS AND TRADEMARKS. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the "INTELLECTUAL
     PROPERTY RIGHTS"). Neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of the Company, all such Intellectual
     Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and
     its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (p) INSURANCE. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to
     $5,000,000. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

          (q) TRANSACTIONS WITH AFFILIATES AND EMPLOYEES. Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary
     (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of
     $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

                                       16

          (r) SARBANES-OXLEY; INTERNAL ACCOUNTING CONTROLS. The Company is in
     material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of each Closing Date. The Company and the
     Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii)
     transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability,
     (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange
     Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the
     Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the Company's most recently filed annual report under the Exchange Act
     (such date, the "EVALUATION DATE"). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the
     Evaluation Date, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the Exchange
     Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

          (s) CERTAIN FEES. Except as set forth in the Prospectus Supplement, no brokerage or finder's fees or commissions are or will be payable by the
     Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Lenders shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

          (t) INVESTMENT COMPANY. The Company is not, and is not an Affiliate
     of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an "investment company" within the meaning of the
     Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become subject to the Investment
     Company Act of 1940, as amended.

          (u) REGISTRATION RIGHTS. No Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

                                       17

          (v) LISTING AND MAINTENANCE REQUIREMENTS. The Common Stock is
     registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are
     listed for trading on NASDAQ and on TASE and satisfy all requirements for the continuation of such listing, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or the Israeli Securities Act, nor has the Company received any notification that the Commission and/or ISA is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading
     Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

          (w) APPLICATION OF TAKEOVER PROTECTIONS. The Company and the Board of
     Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's certificate of incorporation
     (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Lenders as a result of the
     Lenders and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company's issuance of the Securities and the Lenders'
     ownership of the Securities.

          (x) DISCLOSURE. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Lenders or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectus or the Prospectus Supplement. The Company understands and confirms that the
     Lenders will rely on the foregoing representation in effecting transactions in securities of the Company. All disclosure furnished by or on behalf of the Company to the Lenders regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this
     Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated
     therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.
     The Company acknowledges and agrees that no Lender makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

                                       18

          (y) NO INTEGRATED OFFERING. Assuming the accuracy of the Lenders'
     representations and warranties set forth in Section 3.2, neither the
     Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

          (z) SOLVENCY. Based on the consolidated financial condition of the
     Company as of each Closing Date, after giving effect to the receipt by the
     Company of the proceeds from the sale of the First Tranche Notes hereunder,
     (i) the fair saleable value of the Company's assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company's assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted during the next four months including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).
     Assuming receipt of the proceeds from the sale of First and Second Tranche
     Notes, the Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the First Closing Date. SCHEDULE 3.1(Z) sets forth as of the date thereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, "INDEBTEDNESS" means (x)
     any liabilities for borrowed money or amounts owed in excess of $50,000
     (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of
     $50,000 due under leases required to be capitalized in accordance with
     GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

          (aa) TAX STATUS. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material
     Adverse Effect, the Company and each Subsidiary has filed all necessary
     Israeli and US federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

                                       19

          (bb) FOREIGN CORRUPT PRACTICES. Neither the Company, nor to the
     knowledge of the Company, any agent or other person acting on behalf of the
     Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any respect any provision of the
     Foreign Corrupt Practices Act of 1977, as amended, or (v) violated in any respect any provision of the Israeli Law for the Prevention of Money
     Laundering 2000, as amended, and (vi) violated in any respect Section 291A of the Criminal Law 1977 prohibiting the corruption/bribery of a foreign government officials.

          (cc) ACCOUNTANTS. The Company's accounting firm is set forth on
     SCHEDULE 3.1(CC) of the Disclosure Schedules. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company's
     Annual Report for the year ending December 31, 2008.

          (dd) SENIORITY. Except as set forth in SCHEDULE 3.1(DD), as of each
     Closing Date, no Indebtedness or other claim against the Company is senior to the Notes in right of payment, whether with respect to interest or upon liquidation or dissolution, or otherwise, other than indebtedness secured by purchase money security interests (which is senior only as to underlying assets covered thereby) and capital lease obligations (which is senior only as to the property covered thereby).

          (ee) NO DISAGREEMENTS WITH ACCOUNTANTS AND LAWYERS. To the Company's
     knowledge, there are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could adversely affect the Company's ability to perform any of its obligations under any of the Transaction Documents.

          (ff) ACKNOWLEDGMENT REGARDING LENDERS' EXTENSION OF THE LOANS
     EVIDENCED BY THE NOTES. The Company acknowledges and agrees that each of the Lenders is acting solely in the capacity of an arm's length lender with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Lender is acting as a financial advisor or fiduciary of the Company (or in any similar capacity)
     with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Lender or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Lenders'
     purchase of the Securities. The Company further represents to each Lender that the Company's decision to enter into this Agreement and the other
     Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

                                       20

          (gg) ACKNOWLEDGEMENT REGARDING LENDER'S TRADING ACTIVITY. Anything in
     this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(e) and 4.14 hereof), it is understood and acknowledged by the Company that: (i) none of the Lenders have been asked by the Company to agree, nor has any Lender agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by any Lender, specifically including, without limitation, Short Sales or
     "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company's publicly-traded securities; (iii) that any Lender, and counter-parties in "derivative" transactions to which any such Lender is a party, directly or indirectly, presently may have a "short" position in the
     Common Stock, and (iv) that each Lender shall not be deemed to have any affiliation with or control over any arm's length counter-party in any
     "derivative" transaction. The Company further understands and acknowledges that (y) one or more Lenders may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing stockholders' equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

          (hh) REGULATION M COMPLIANCE. The Company has not, and to its
     knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the
     Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the
     Company's placement agent in connection with the placement of the
     Securities.

          (ii) APPROVED ENTERPRISE STATUS. The Company is entitled to certain tax benefits, based on its status as an Approved Enterprise under the Law for the Encouragement of Capital Investments 5744-1984. The Company has
     complied, in all material respects, with the terms and provisions of its
     Approved Enterprise status and applicable laws and regulations in order to retain its status as an Approved Enterprise.

          (jj) OCS GRANTS. The Company has received grants in support of its research and development through the OCS as set out in the SEC Reports (the
     "GRANTS"). The Company is in compliance, in all material respects, with the terms and conditions of the Grants, and has duly fulfilled, in all material respects, all the undertakings relating thereto. The Company is not aware of any event or other set of circumstances which might lead to the revocation or material modification of any of the Grants.

                                       21

     3.2 REPRESENTATIONS AND WARRANTIES OF THE LENDERS. Each Lender, for itself and for no other Lender, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

          (a) ORGANIZATION; AUTHORITY. Such Lender is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by such Lender of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Lender. Each Transaction Document to which it is a party has been duly executed by such Lender, and when delivered by such Lender in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Lender, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii)
     insofar as indemnification and contribution provisions may be limited by applicable law.

          (b) OWN ACCOUNT. Such Lender is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Lender's right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law. Such Lender is acquiring the
     Securities hereunder in the ordinary course of its business.

          (c) LENDER STATUS. At the time such Lender was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be either: (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the
     Securities Act or (ii) a "qualified institutional buyer" as defined in Rule
     144A(a) under the Securities Act. Such Lender is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

          (d) EXPERIENCE OF SUCH LENDER. Such Lender, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Lender is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment. Such
     Lender has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the offer of the Securities and other matters pertaining to such investment.

                                       22

          (e) GENERAL SOLICITATION. To the Lender's knowledge, such Lender is not being issued the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

          (f) SHORT SALES AND CONFIDENTIALITY PRIOR TO THE DATE HEREOF. Other
     than consummating the transactions contemplated hereunder, such Lender has not, nor has any Person acting on behalf of or pursuant to any understanding with such Lender, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing from the time that such Lender first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder ("DISCUSSION TIME"). Notwithstanding the foregoing, in the case of a Lender that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Lender's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Lender's assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to extend the loans covered by this Agreement. Other than to other Persons party to this Agreement, such
     Lender has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect short sales or similar transactions in the future.

                                   ARTICLE IV.
                         OTHER AGREEMENTS OF THE PARTIES

     4.1 WARRANT SHARES. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares or if the Warrant is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the
Registration Statement (or any subsequent registration statement registering the
Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant Shares, the Company shall immediately notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant Shares. The Company shall use best efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Warrant Shares effective during the term of the Warrants. Upon a cashless exercise of the Warrants, the holding period for purposes of Rule 144 shall tack back to the original date of issuance of such Warrant.

                                       23

     4.2 INTENTIONALLY OMITTED.

     4.3 FURNISHING OF INFORMATION. Until the earliest of the time that (i) no
Lender owns Securities or (ii) the Warrant Shares may all be sold pursuant to
Rule 144 without the requirement that the Company be current in filing Exchange
Act reports, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the
Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act. As long as any Lender owns Securities, if the
Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Lenders and make publicly available in accordance with Rule 144(c) such information as is required for the Lenders to sell the
Securities under Rule 144, if any. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, to the extent required from time to time to enable such Person to sell such
Securities without registration under the Securities Act within the requirements of the exemption provided by Rule 144.

     4.4 INTEGRATION. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in
Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading
Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

     4.5 SECURITIES LAWS DISCLOSURE; PUBLICITY. The Company shall, by 8:30 a.m.
(New York City time) on the Trading Day immediately following the date hereof, issue a Current Report on Form 6-K, disclosing the material terms of the transactions contemplated hereby, and including the Transaction Documents as exhibits thereto. The Company and each Lender shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Lender shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Lender, or without the prior consent of each Lender, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Lender, or include the name of any Lender in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Lender, except (a) as required by federal securities law in connection with the filing of final Transaction Documents
(including signature pages thereto) with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Lenders with prior notice of such disclosure permitted under this clause (b).

     4.6 SHAREHOLDER RIGHTS PLAN. No claim will be made or enforced by the
Company or, with the consent of the Company, any other Person, that any Lender is an "Acquiring Person" under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement)
or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Lender could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the
Transaction Documents or under any other agreement between the Company and the
Lenders.

                                       24

     4.7 NON-PUBLIC INFORMATION. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents (or as may be required to comply with Section 4.13), the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any
Lender or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Lender shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Lender shall be relying on the foregoing covenant in effecting transactions in securities of the
Company.

     4.8 USE OF PROCEEDS. Except as set forth on SCHEDULE 4.8 attached hereto, the Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes and shall not use such proceeds for: (a) the satisfaction of any portion of the Company's debt (other than payment of trade payables in the ordinary course of the Company's business and prior practices),
(b) the redemption of any Common Stock or Common Stock Equivalents or (c) the
settlement of any outstanding litigation.

     4.9 INDEMNIFICATION OF LENDERS. Subject to the provisions of this Section
4.9, the Company will indemnify and hold each Lender and its directors, officers, shareholders, members, partners, employees and agents (and any other
Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Lender (within the meaning of Section 15 of the Securities Act and
Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a
"LENDER PARTY") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Lender Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against a Lender in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Lender, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Lender's representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Lender may have with any such stockholder or any violations by the Lender of state or federal securities laws or any conduct by such Lender which constitutes fraud, gross negligence, willful misconduct or malfeasance). If any action shall be brought against any Lender Party in respect of which indemnity may be sought pursuant to this Agreement, such Lender Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Lender Party. Any
Lender Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Lender Party except to the extent that
(i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Lender Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Lender Party under this Agreement (y) for any settlement by a
Lender Party effected without the Company's prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Lender
Party's breach of any of the representations, warranties, covenants or agreements made by such Lender Party in this Agreement or in the other
Transaction Documents.

                                       25

     4.10 RESERVATION OF COMMON STOCK. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Warrant Shares pursuant to any exercise of the Warrants.

     4.11 LISTING OF COMMON STOCK.(a) The Company hereby agrees to use commercially reasonable best efforts to maintain the listing and quotation of the Common Stock on a Trading Market, and as soon as reasonably practicable following each Closing (but not later than the applicable Closing Date) to list or quote all of the Warrant Shares on such Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other
Trading Market, it will then include in such application all of the Warrant
Shares, and will take such other action as is necessary to cause all of the
Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Trading Market.

     4.12 EQUAL TREATMENT OF LENDERS. Except as otherwise expressly required hereunder, no consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction
Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Lender by the Company and negotiated separately by each Lender, and is intended for the Company to treat the Lenders as a class and shall not in any way be construed as the Lenders acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

     4.13 PARTICIPATION IN FUTURE FINANCING.

          (a) From the date hereof until the date that the Notes are no longer outstanding, upon any issuance by the Company or any of its Subsidiaries of
     Common Stock or Common Stock Equivalents for cash consideration, (a
     "SUBSEQUENT FINANCING"), each Lender shall have the right, subject to the terms and conditions of this Section 4.13, to participate in the Subsequent
     Financing up to an amount equal to 30% of the Subsequent Financing (the
     "PARTICIPATION MAXIMUM") on the same terms, conditions and price provided for in the Subsequent Financing, unless the Subsequent Financing is a registered public offering, in which case the Company shall offer each
     Lender the right to participate in such public offering when it is lawful for the Company to do so, but no Lender shall be entitled to purchase any particular amount of such public offering.

                                       26

          (b) At least five (5) Trading Days prior to the closing of the
     Subsequent Financing, the Company shall deliver to each Lender a written notice of its intention to effect a Subsequent Financing ("PRE-NOTICE"), which Pre-Notice shall ask such Lender if it wants to review the details of such financing (such additional notice, a "SUBSEQUENT FINANCING NOTICE").
     Upon the request of a Lender, and only upon a request by such Lender, for a
     Subsequent Financing Notice, the Company shall promptly, but no later than
     1 Trading Day after such request, deliver a Subsequent Financing Notice to such Lender. The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

          (c) Any Lender desiring to participate in such Subsequent Financing must provide written notice to the Company by not later than 5:30 p.m. (New
     York City time) on the fifth (5th) Trading Day after all of the Lenders have received the Pre-Notice that the Lender is willing to participate in the Subsequent Financing, the amount of the Lender's participation, and that the Lender has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice. If the Company receives no notice from a Lender as of such fifth (5th) Trading Day, such
     Lender shall be deemed to have notified the Company that it does not elect to participate.

          (d) If by 5:30 p.m. (New York City time) on the fifth (5th) Trading
     Day after all of the Lenders have received the Pre-Notice, notifications by the Lenders of their willingness to participate in the Subsequent Financing
     (or to cause their designees to participate) is, in the aggregate, less than the total amount of the Participation Maximum of such Subsequent
     Financing, then the Company may effect the remaining portion of such
     Subsequent Financing on the terms and with the Persons set forth in the
     Subsequent Financing Notice.

          (e) If by 5:30 p.m. (New York City time) on the fifth (5th) Trading
     Day after all of the Lenders have received the Pre-Notice, the Company receives responses to a Subsequent Financing Notice from Lenders seeking to purchase more than the aggregate amount of the Participation Maximum, each such Lender shall have the right to purchase its Pro Rata Portion (as defined below) of the Participation Maximum. "PRO RATA PORTION" means the ratio of (x) the Loan Amount in connection with the Closing Dates by a
     Lender participating under this Section 4.13 and (y) the sum of the aggregate Loan Amounts in connection with the Closing Dates by all Lenders participating under this Section 4.13.

                                       27

          (f) The Company must provide the Lenders with a second Subsequent
     Financing Notice, and the Lenders will again have the right of participation set forth above in this Section 4.13, if the Subsequent
     Financing subject to the initial Subsequent Financing Notice is not consummated for any reason on terms substantially identical to those set forth in such Subsequent Financing Notice within 30 Trading Days after the date of the initial Subsequent Financing Notice, unless shareholder approval is required, in which case such Subsequent Financing must be consummated within 50 Trading Days.

          (g) Notwithstanding the foregoing, this Section 4.13 shall not apply in respect of (i) an Exempt Issuance or (ii) an underwritten public offering of Common Stock.

     4.14 SUBSEQUENT EQUITY SALES.

          (a) Intentionally Omitted.

          (b) From the date hereof until the Notes are no longer outstanding, the Company shall be prohibited from effecting or entering into an agreement to effect any Subsequent Financing involving a Variable Rate
     Transaction. "VARIABLE RATE TRANSACTION" means a transaction in which the
     Company issues or sells (i) any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common
     Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the
     Company or the market for the Common Stock (but excluding standard stock-split antidilution protections) or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the
     Company may sell securities at a future determined price. Any Lender shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

          (c) Notwithstanding the foregoing, this Section 4.14 shall not apply in respect of (i) an Exempt Issuance, except that no Variable Rate
     Transaction shall be deemed an Exempt Issuance and (ii) an issuance of securities with a purchase or exercise price exceeding $1.00 (as adjusted for stock splits etc.).

     4.15 SHORT SALES AND CONFIDENTIALITY AFTER THE DATE HEREOF. Each Lender,
severally and not jointly with the other Lenders, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period commencing with the Discussion Time and ending at such time the transactions contemplated by this Agreement are first publicly announced as described in Section 4.4. Each Lender, severally and not jointly with the other Lenders, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the
Company as described in Section 4.4, such Lender will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. Notwithstanding the foregoing, no Lender makes any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced as described in Section 4.4. Notwithstanding the foregoing, in the case of a Lender that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Lender's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Lender's assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to extend the loans covered by this
Agreement.

                                       28

                                    ARTICLE V.
                                  MISCELLANEOUS

     5.1 TERMINATION. This Agreement may be terminated by any Lender, as to such
Lender's obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Lenders, or by the Company by notice to each Lender, by written notice to the other parties, if the First
Closing has not been consummated on or before September 8, 2008; PROVIDED,
HOWEVER, that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

     5.2 FEES AND EXPENSES. At the Closing, the Company has agreed to reimburse
Enable Capital Management, LLC ("ENABLE") the non-accountable sum of $50,000 for its legal fees and expenses (plus VAT, if applicable), none of which has been paid prior to the Closing. The Company shall deliver, prior to the Closing, a completed and executed copy of the Closing Statement, attached hereto as ANNEX
A. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Lenders.

     5.3 ENTIRE AGREEMENT. The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus and the Prospectus Supplement, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

     5.4 NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York
City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading
Day, (c) the 2nd Trading Day following the date of mailing, if sent by U.S.
nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

                                       29

     5.5 AMENDMENTS; WAIVERS. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Lenders holding at least 67% in interest of the Securities then outstanding or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

     5.6 HEADINGS. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

     5.7 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The
Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Lender (other than by merger). Any
Lender may assign any or all of its rights under this Agreement to any Person to whom such Lender assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the "Lenders", including, without limitation, Section 3.2.

     5.8 NO THIRD-PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.9.

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     5.9 GOVERNING LAW, ARBITRATION. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents other than the Israeli Security Agreement shall be governed by and construed and enforced in accordance with, and any dispute between the parties relating to or arising from the Transaction Documents shall be governed by, the internal laws of the
State of New York, without regard to the principles of conflicts of law thereof.
Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents), as well as any dispute between the parties relating to the Transaction
Documents, shall be resolved by binding arbitration in San Francisco, California before an arbitrator with experience in commercial disputes relating to securities. The arbitration shall be administered by JAMS pursuant to its
Comprehensive Arbitration Rules and Procedures, or, if for any reason JAMS refuses to administer such arbitration or JAMS is no longer in business, by the
American Arbitration Association ("AAA") in accordance with its rules and procedures. Unless the arbitrator determines that there is exceptional need for additional discovery, discovery in the arbitration shall be limited as follows:
(1) the parties shall exchange non-privileged relevant documents including, without limitation, all documents that the parties intend to use as evidence in the arbitration; and (2) each party shall be entitled to take one deposition of seven hours duration of either an opposing party or a non-party. If one party fails to respond within 20 days after the other party mails a written list of proposed arbitrators to that party by either agreeing to one of the proposed arbitrators or suggesting 3 or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list of proposed arbitrators and JAMS (or AAA if it is administering the arbitration) shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS (or AAA if it is administering the arbitration). Where reasonable, the arbitrator shall schedule the arbitration hearing within four (4) months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in any court of competent jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration, such as injunctive relief, from any court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS (or AAA) fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS (or AAA) fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations, and any such rights shall be determined in the arbitration provided for herein.
Each party hereby irrevocably agrees and submits to the jurisdiction of the federal and state courts located in the City of San Francisco, California, for any suit, action or proceeding enforcing this arbitration provision or entering judgment upon any arbitral award made pursuant to this arbitration provision, and each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or that such suit, action or proceeding is an inconvenient venue. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. This provision will be interpreted, construed and governed according to the Federal Arbitration Act (9 U.S.C.
Sections 1 et seq.).

     5.10 SURVIVAL. The representations and warranties contained herein shall survive the Closings and the delivery of the Securities until the third anniversary of the First Closing Date.

     5.11 EXECUTION. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

                                       31

     5.12 SEVERABILITY. If any term, provision, covenant or restriction of this
Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

     5.13 RESCISSION AND WITHDRAWAL RIGHT. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Lender exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Lender may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; PROVIDED,
HOWEVER, that in the case of a rescission of an exercise of a Warrant, the
Lender shall be required to return any shares of Common Stock subject to any such rescinded exercise notice.

     5.14 REPLACEMENT OF SECURITIES. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

     5.15 REMEDIES. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the
Lenders and the Company will be entitled to specific performance under the
Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

     5.16 PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to any Lender pursuant to any Transaction Document or a Lender enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any domestic or foreign law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                                       32

     5.17 USURY. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, action or proceeding that may be brought by any Lender in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the
Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the "MAXIMUM RATE"), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the
Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction
Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the
Maximum Rate is paid by the Company to any Lender with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such
Lender to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Lender's election.

     5.18 INDEPENDENT NATURE OF LENDERS' OBLIGATIONS AND RIGHTS. The obligations of each Lender under any Transaction Document are several and not joint with the obligations of any other Lender, and no Lender shall be responsible in any way for the performance or non-performance of the obligations of any other Lender under any Transaction Document. Nothing contained herein or in any other
Transaction Document, and no action taken by any Lender pursuant thereto, shall be deemed to constitute the Lenders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Lenders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Lender shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other
Transaction Documents, and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose. Each Lender has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. For reasons of administrative convenience only, Lenders and their respective counsel have chosen to communicate with the Company through FWS. FWS does not represent all of the
Lenders but only Enable. The Company has elected to provide all Lenders with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Lenders.

     5.19 LIQUIDATED DAMAGES. The Company's obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

                                       33

     5.20 SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

     5.21 CONSTRUCTION. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction
Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto. In addition, each and every reference to share prices in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

     5.22 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY
JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH
KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW,
HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER
TRIAL BY JURY.

                            (SIGNATURE PAGES FOLLOW)

                                       34

     IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

METALINK LTD.                                                ADDRESS FOR NOTICE:
                                                             Metalink Ltd.
                                                             Yakum Business Park
                                                             Yakum 60972, Israel
                                                             Attn.: CFO
By:__________________________________________                Fax: +972-9-9605733
   Name:
   Title:

With a copy to (which shall not constitute notice):

Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Attn: Ido Zemach, Adv.
Fax: +972-3-608-9910

Greenberg Traurig LLP
Suite 400
3290 Northside Parkway
Atlanta, GA 30327
Attn: Gerald L. Baxter, Esq.
Fax: 678-553-2431

                                       35

                 [LENDER SIGNATURE PAGES TO MTLK LOAN AGREEMENT]

     IN WITNESS WHEREOF, the undersigned have caused this Loan Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Lender: ________________________________________________________________

SIGNATURE OF AUTHORIZED SIGNATORY OF LENDER: ___________________________________

Name of Authorized Signatory: __________________________________________________

Title of Authorized Signatory: _________________________________________________

Email Address of Authorized Signatory:__________________________________________

Fax Number of Authorized Signatory: ____________________________________________

Address for Notice of Lender:

Address for Delivery of Securities for Lender (if not same as address for notice):

Loan Amount First Closing: $_________________
Loan Amount Second Closing: $________________

Warrant Shares: __________________

EIN Number:  [PROVIDE THIS UNDER SEPARATE COVER]

                           [SIGNATURE PAGES CONTINUE]

                                       36